[redacted]

14047199

UNITEDSTATES
ANDEXCHANGECOMMISSION
ashington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOULD, AMBROSON & ASSOCIATES LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 OLD COUNTRY ROAD - SUITE 337
(No. and Street)

GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW E. ECKSTEIN (516) 741-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL R. SULLIVAN & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS, P.C.
(Name – *if individual, state last, first, middle name*)

1140 FRANKLIN AVENUE (Address) GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm
3/25/14

OATH OR AFFIRMATION

I, MATTHEW E. ECKSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOULD, AMBROSON & ASSOCIATES LTD., as of DECEMBER 31, 2013, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE-PRESIDENT

Title

Notary Public

MELISSA NARINE
Notary Public, State of New York
No. 01NA6234652
Qualified in Queens County
Commission Expires Jan. 24, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' reports on internal control & applying agreed-upon procedures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOULD, AMBROSON & ASSOCIATES LTD.
BALANCE SHEET
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS		
Cash	$157,589	
Accounts Receivable	212,185	
Total Current Assets		$369,774
Total Assets		$369,774

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions payable	$284,296	
Total Current Liabilities		$284,296
Total Liabilities		284,296
STOCKHOLDERS' EQUITY		
Common Stock - 200 shares authorized; 200 shares issued and outstanding	15,000	
Additional paid in capital	71,245	
Retained earnings (deficit)	(767)	
Total Stockholders' Equity		85,478
Total Liabilities and Stockholders' Equity		$369,774

See accompanying notes to financial statements.